EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the VP Sales and Arques Acquisition Option Programs of our reports dated June 11, 2008 with respect to the consolidated financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph about California Micro Devices Corporation’s adoption of Statement No. 123R, Share-Based Payment) and the effectiveness of internal control over financial reporting (which report expressed an unqualified opinion on the effective operation of internal control over financial reporting) for the year ended March 31, 2008 contained in the Annual Report of California Micro Devices Corporation on Form 10-K filed with the Securities and Exchange Commission on June 11, 2008.

/s/    GRANT THORNTON LLP

San Jose, CA

May 8, 2009